SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A (the “Company”), held on March 25, 2014, drawn up in summary form.

1.            Date, time and venue:  On March 25, 2014, starting at 10:30 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.            Participants:  Mr. Victorio Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs.  Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza and Paulo Alberto Lemann. The members of the Fiscal Council, Messrs. Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke, have also attended the meeting, in order to comply with the requirements of Section 163, §3 of the Brazilian Corporations Law.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Capital Increase – Stock Option Program (2013 Bonus). In view of the exercise, by certain Beneficiaries, of the stock options granted pursuant to the Company’s First Stock Option Program for 2014 (“2014.1 Program”), approved at the Board of Directors’ Meeting held on March 7, 2014, as well as other options of previous years, to approve and ratify, within the Company’s limit of authorized capital, in accordance with section 6 of its By-laws, as well as section 168 of the Brazilian Corporations Law, as amended, a capital increase in the total amount of R$ 25,731,223.58, upon issuance of 1,827,676 new shares, at the issuance price of R$ 14.079 per share, without preemptive rights, pursuant to paragraph 3 of article 171 of the Brazilian Corporations Law and the rules established under the Stock Option Plan currently in force. The newly issued shares deriving from the capital increase shall grant its holders the same rights and benefits as the current shares, to be declared as from the present date.

4.2. Compensation of Management and members of the Fiscal Council - 2013.  To ratify the amounts paid out as compensation to the Management and to the members of the Fiscal Council of the Company during the Fiscal Year of 2013:

	Number of Members	Fixed Remuneration				Variable Remuneration					Post-Employ-ment Benefits	Termination Benefits	Share-based Payment	Total
		Fees	Direct and Indirect Benefits	Remunera-tion for Sitting on Committees	Others	Bonus	Profit Sharing	Remune-ration for Attending Meetings	Commissions	Others
Board of Directors	10.00	3,821,215.00	-	-	718,847.00	-	2,263,646.00	-	-	-	-	-	5,327,230.00	12,130,938.00
Fiscal Council	6.00	1,173,929.00	-	-	234,786.00		-	-	-	-	-	-	-	1,408,715.00
Executive Officers	11.00	7,985,552.00	988,406.00	-	2,056,754.00	-	10,885,501.00	-	-	-	-	-	39,179,527.00	61,095,740.00
Total	27.00	19,800,265.00	988,406.00	-	3,010,387.00	-	13,140,147.00	-	-	-	-	-	44,506,757.00	74,635,393.00

4.3. Compensation of Management and members of the Fiscal Council - 2014. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the Company, of the following proposal on maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the 2014 Fiscal Year:

	Number of Members	Fixed Remuneration				Variable Remuneration					Post-Employ-ment Benefits	Termination Benefits	Share-based Payment	Total
		Fees	Direct and Indirect Benefits	Remunera-tion for Sitting on Committees	Others	Bonus	Profit Sharing	Remune-ration for Attending Meetings	Commissions	Others
Board of Directors	12.00	4,777,258.00	-	-	955,452.00	-	3,559,794.00	-	-	-	-	-	5,926,486.00	15,218,990.00
Fiscal Council	6.00	1,291,332.00	-	-	258,264.00		-	-	-	-	-	-	-	1,549,586.00
Executive Officers	9.00	15,048,621.00	359,969.00	-	3,341,003.00	-	15,002,331.00	-	-	-	-	-	29,481,571.00	63,233,495.00
Total	27.00	21,117,201.00	359,969.00	-	4,554,719.00	-	18,562,125.00	-	-	-	-	-	35,408,057.00	80,002,071.00

4.4. Allocation of Net Profits – FY 2013. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the Company, of the following proposal on the net profit allocation for the fiscal year ended on December 31, 2013:

Net profits	R$ 9,534,968,744.29(1)
Dividends and/or interest on own capital (gross), net of prescribed dividends	R$ 6,014,491,816.81
Investments Reserve	R$ 906,001,566.09
Tax incentives reserve (ICMS and Income Tax)	R$ 417,964,812.70

(1)     The difference between the net profit shown in the table above and the sum of values relates to (i) share of the profit participation equivalent to 61.88% owned by Ambev S.A. in Companhia de Bebidas das Américas – Ambev due to the Share Contribution, which has been recognized in the financial statements for disclosure purposes according to the predecessor basis of accounting, but is not owned by Ambev S.A., (ii) revaluation effect of fixed assets by the predecessor basis of accounting, and (iii) prescribed dividends.

4.5. Convene the ordinary and extraordinary general meetings of the Company. To approve the convene of the Company's ordinary and extraordinary general meetings, to resolve on the following agenda: “(a) Ordinary General Meeting: (i) analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2013; (ii) allocation of the net profits for the Fiscal Year, as well as ratification of the payment of interest on own capital and distribution of dividends, related to the fiscal year ended on December 31, 2013, approved by the Board of Directors at meetings held on August 30, 2013, January 6, 2014, and March 25, 2014; (iii) election of the members of the Company’s Fiscal Council and their respective alternates for a term in office until the Ordinary General Meeting to be held in 2015; and (iv) ratification of the amounts paid out as compensation to the Management and members of the Fiscal Council of the Company during the Fiscal Year of 2013 and establishing the overall compensation of the Management and members of the Fiscal Council for the Fiscal Year of 2014; and (b)  Extraordinary General Meeting: (i) with the purpose of carrying out the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the 2013 Fiscal Year, pursuant to the Article 7 of CVM Ruling N. 319/99, a capital increase in the minimum amount of R$ 218,277,229.62, upon issuance of 13,566,018 shares and the maximum amount of R$ 352,684,594.10, upon issuance of up to 21,919,490 shares, at the issuance price of R$ 16,09 per share, which correspond to the closing price at the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) on January 31, 2014, when the abovementioned tax benefit was earned. Of the shares to be issued: a) 13,566,018 shares shall be fully subscribed and paid in by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A., controller of the Company, upon the capitalization of 70% of the abovementioned tax benefit, in the amount of R$ 218,277,229.62; b) up to 8,353,472 shares, upon the exercise of their preemptive rights by the remaining shareholders in this capital increase, in a proportion of 0.139940902% of their respective stakes in the Company held on the date of the Extraordinary General Meeting, at the same price as mentioned above, for payment in cash on subscription thereto, pursuant to the Management Proposal; (ii) new capital increase in the amount of R$ 93,547,390.11, corresponding to the capitalization of 30% of the tax benefit earned with the partial amortization of the special premium reserve in the fiscal year of 2013, pursuant to article 7 of the CVM Ruling N. 319/99, without the issuance of new shares; (iii) by virtue of the resolution mentioned in item (ii) above, as well as the capital increases approved by the Company’s Board of Directors within the limit of the authorized capital, and ratified until the date of the Ordinary and Extraordinary General Meeting, to amend caput of article 5 of the Company’s By-laws and to restate them.”

4.6. Preparation of an Extraordinary Balance Sheet. To determine, pursuant to Paragraph 1 of Section 40 of the Company’s By-laws, the preparation of an extraordinary balance sheet as of February 28, 2014.

4.7. Distribution of dividends. To approve the distribution of dividends in the amount of R$0.13 for each share of the Company, from which (i) R$0.06 shall be deducted from the Investment Reserve, based on the Company’s balance sheet dated December 31, 2013, and (ii) R$0.07 shall be deducted from the results of the 2014 fiscal year based on the Company’s extraordinary balance sheet dated February 28, 2014 and attributed to the minimum mandatory dividends for 2014. The distribution of dividends will be made without withholding income tax, pursuant to applicable law:

4.7.1. The aforementioned payment shall be made as from April 25, 2014, (ad referendum of the Company’s Annual Shareholders’ Meeting), considering the shareholding on and including April 2, 2014, with respect to BM&FBovespa, and April 7, 2014, with respect to the New York Stock Exchange, without any monetary adjustment.  Shares and ADRs shall be traded ex-dividends  as from and including April 3, 2014.

5.             Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, March 25, 2014.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Roberto Moses Thompson Motta	/s/ Vicente Falconi Campos

/s/ José Heitor Attilio Gracioso	/s/ Álvaro Antônio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer